UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 September 2024

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

16 September 2024

To: London Stock Exchange (LSE)	JSE Limited (JSE)

Notice of Dividend Currency Exchange Rates – Final Dividend

On 27 August 2024, the Board of BHP determined to pay a final dividend of 74 US cents per share for the full year ended 30 June 2024. Currency conversions are based on foreign currency exchange rates on a single day or an average for a period of days ending on or before the Record Date, being 13 September 2024.

For the 2024 final dividend:

(i)	the AUD Australian dollar currency conversion will be based on the average rate over a four day period commencing on 10 September 2024 and ending on 13 September 2024;

(ii)	the GBP pound sterling currency conversion will be based on the rate on 13 September 2024;

(iii)	the NZD New Zealand dollar currency conversion will be based on the rate on 13 September 2024; and

(iv)	the ZAR South African rand currency conversion will be based on the rate on 30 August 2024[1].

The following table sets out the currency exchange rates applicable for the dividend:

Dividend 74 US cents per ordinary share	Exchange rate	Dividend per ordinary share in local currency
Australian cents	0.666675	110.998613
British pence	1.307900	56.579249
New Zealand cents	0.614900	120.344772
South African cents	17.64585	1,305.79290

Shareholders on the Australian, UK and South African share registers who are receiving dividends in AUD, GBP and ZAR respectively will have their dividend amounts converted directly from USD at the relevant exchange rate stated above.

Shareholders on the Australian register may elect to receive their dividend in NZD, GBP or USD. Shareholders who have elected to receive their dividends in a currency other than AUD will have their dividend amounts converted using the AUD/USD conversion rate (above), before being converted into the currency of payment at the below rates2:

NZD/AUD: 0.922338

GBP/AUD: 1.961825

For example, a shareholder on the Australian share register who elects to receive their dividend in NZD will first have their dividend amount converted from USD to AUD, and then from AUD to NZD. The NZD/USD exchange rate and NZD equivalent amount per share stated in the table above are for illustrative purposes only and may differ from the actual rate and amount applied.

Shareholders on the South African register will only receive dividends in ZAR.

The dividend will be paid on Thursday, 3 October 2024.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

The BHP Group is headquartered in Australia

[1]	On 3 September 2024, BHP announced the currency exchange rate applicable to the dividend payable in South African cents.
[2]	For the secondary conversion, the NZD/AUD and GBP/AUD currency conversions will be based on the rates on 13 September 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 16, 2024	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary